SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the Month of August, 2002

ORBOTECH LTD.
(Translation of Registrant's Name into English)

North Industrial Zone, P.O. Box 215, Yavne 81102 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ______

Orbotech

Attached hereto and incorporated by reference herein:

a) Orbotech Announces Second Quarter 2002 Results

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821
Tel (978) 667-6037
Fax (978) 667-9969

FOR IMMEDIATE RELEASE

CONTACT:
Adam Rosen
KCSA Public Relations Worldwide
(212) 682-6300
www.kcsa.com

COMPANY CONTACT:
Adrian Auman, Corporate Vice President
Investor Relations, Director of Finance
Orbotech Ltd.
+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES SECOND QUARTER 2002 RESULTS

YAVNE, ISRAEL -- August 5, 2002 -- ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2002.

Revenues for the second quarter of 2002 totaled $54.2 million, compared to the $76.5 million recorded in the second quarter a year ago. Net loss for the second quarter of 2002, excluding a previously announced restructuring charge of $0.6 million, net of taxes, was $0.6 million, or $0.02 per share (diluted), compared with net income of $6.1 million, or $0.19 per share (diluted), in the second quarter of 2001. Including the restructuring charge, the reported net loss for the second quarter of 2002 was $1.2 million, or $0.04 per share (diluted).

Revenues for the first six months of 2002 totaled $105.3 million, compared to the $181.3 million recorded in the same period in 2001. Net loss for the first six months of 2002, excluding restructuring charges of $1.6 million, net of taxes, was $2.3 million, or $0.07 per share (diluted), compared with net income for the first six months of 2001 of $27.1 million, or $0.84 per share (diluted). Including the restructuring charges, the reported net loss for the first six months of 2002 was $3.9 million, or $0.12 per share (diluted).

Total revenues for the second quarter of 2002 were $54.2 million, compared to total revenues of $51.1 million for the first quarter of 2002. Sales of equipment to the printed circuit board ("PCB") industry relating to bare PCBs were $20.0 million in the second quarter of 2002, compared to $17.0 million in the first quarter of 2002, and $33.5 million in the second quarter of 2001. Sales of flat panel display ("FPD") inspection equipment were $13.2 million, compared to $11.2 million in the first quarter of 2002, and $15.5 million in the second quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $3.8 million, compared to $5.0 million in the first quarter, and $5.9 million in the second quarter of last year. In addition, service revenue for the second quarter decreased to $15.3 million from $16.0 million in the first quarter and from $19.8 million in the second quarter of 2001.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $152 million, compared with approximately $158 million at the end of the first quarter. Non-operating disbursements totaled approximately $5 million, including $4 million of investments in two private Israeli technology companies.

The Company's results for the second quarter reflect the continuing economic downturn throughout the global electronics industry. While the ongoing strong demand for the Company's FPD inspection systems is encouraging, the ability to foresee future trends for its bare and assembled PCB inspection systems remains very limited. As a result, and in light of the Company's view that current economic conditions will generally prevail at least through the end of 2002, the Company will continue to monitor its expenses very carefully in order to keep them in line with market conditions. Orbotech remains focused on its research and development efforts and its cost effective solutions. The Company believes that this strategy, combined with its strong financial condition, will continue to form a sound basis for future growth.

Commenting on the results, Yochai Richter, President and Chief Executive Officer, said, "Despite the challenges currently facing the Company, we are on track with our expectations. We believe that Orbotech's substantial investments in expanding its product offerings, as well as its emphasis on providing superior customer service, will enable the Company to capitalize on the opportunities which will become available when business conditions improve."

An earnings conference call is scheduled for Monday, August 5, 2002, at 9:00 a.m. EST. The dial-in number for the conference call is 630-395-0025, and a replay will be available, until August 15, 2002, on telephone number 402-220-3534. The pass code is Q2. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on the Company's website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company's SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech designs, develops, manufactures, markets and services production support solutions for the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company is a world leader in automated optical inspection (AOI) systems for bare PCBs and for FPDs, and in imaging solutions for PCB production, and is a leading provider of AOI systems for assembled PCBs. The Company's innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Of Orbotech's employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide hi-tech solutions and technologies designed to meet customers' long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 50 offices worldwide. The Company's extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2002

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
	U. S. dollars in thousands	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	110,827	99,899
Short-term investments	17,250	40,828
Accounts receivable:		
Trade	78,183	82,619
Other	22,494	20,120
Inventories	74,223	80,062
Total current assets	302,977	323,528
INVESTMENTS AND NON-CURRENT RECEIVABLES:		
Long-term investments	23,888	25,151
Investments in companies	7,628	333
Non-current trade receivables	439	604
Severance pay fund	11,082	10,828
Deferred income taxes	2,064	2,209
	45,101	39,125
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	23,693	25,244
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	17,485	18,746
	389,256	406,643
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Current maturity of long-term liability	2,848	2,835
Accounts payable and accruals:		
Trade	13,429	13,776
Other	38,420	50,890
Total current liabilities	54,697	67,501
ACCRUED SEVERANCE PAY	18,794	18,835
LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturity	11,391	11,338
Total liabilities	84,882	97,674
SHAREHOLDERS' EQUITY:		
Share capital	1,609	1,603
Additional paid-in capital	95,397	93,942
Deferred stock compensation	(965)	(1,350)
Retained earnings	232,958	236,894
Accumulated other comprehensive income	(2,301)	204
	326,698	331,293
Less treasury stock, at cost	(22,324)	(22,324)
Total shareholders' equity	304,374	308,969
	389,256	406,643

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

Orbotech

ORBOTECH LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2002

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)				
REVENUES	105,304	181,334	54,174	76,468	301,904
COST OF REVENUES:					
COST	62,607	89,194	32,404	39,929	162,293
WRITE-DOWN OF INVENTORIES					7,013
	62,607	89,194	32,404	39,929	169,306
GROSS PROFIT	42,697	92,140	21,770	36,539	132,598
RESEARCH AND DEVELOPMENT COSTS - net	20,902	25,654	10,058	12,618	50,047
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	24,537	35,114	12,525	16,344	58,612
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	1,254	3,535	627	1,829	7,291
RESTRUCTURING COSTS	1,888		702		6,149
SETTLEMENT WITH THE GOVERNMENT OF ISRAEL IN RESPECT OF R&D GRANTS RECEIVED					14,173
OPERATING INCOME (LOSS)	(5,884)	27,837	(2,142)	5,748	(3,674)
FINANCIAL INCOME - net	1,233	2,951	638	1,101	4,702
OTHER INCOME (EXPENSE) - net	(8)	40	(5)	4	28
INCOME (LOSS) BEFORE TAXES ON INCOME	(4,659)	30,828	(1,509)	6,853	1,056
TAXES ON INCOME	(723)	3,717	(313)	709	(975)
NET INCOME (LOSS) FOR THE PERIOD	(3,936)	27,111	(1,196)	6,144	2,031
EARNINGS (LOSS) PER SHARE:					
BASIC	($0.12)	$0.86	($0.04)	$0.19	$0.06
DILUTED	($0.12)	$0.84	($0.04)	$0.19	$0.06
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:					
BASIC	31,953	31,421	31,953	31,508	31,819
DILUTED	31,953	32,410	31,953	32,365	32,871

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

Orbotech

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

Date: 8/5/02

By: ______________________

Orbotech